UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2004

                                      or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the transition period from _____________  to  _____________

      Commission File Number:  1-9894

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          ALLIANT ENERGY CORPORATION
                           4902 North Biltmore Lane
                           Madison, Wisconsin 53718

                             REQUIRED INFORMATION

      The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.













                              Page 1 of 19 pages
                          Exhibit Index is on page 18

                          ALLIANT ENERGY CORPORATION

                              401(k) SAVINGS PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

                   AND FOR THE YEAR ENDED DECEMBER 31, 2004,

       SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2004, AND

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                          ALLIANT ENERGY CORPORATION

                              401(k) SAVINGS PLAN


                               TABLE OF CONTENTS



                                                                       Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  4

FINANCIAL STATEMENTS

      Statements of Net Assets Available for Plan Benefits
      as of December 31, 2004 and 2003                                    5

      Statement of Changes in Net Assets Available for Plan Benefits
      for the Year Ended December 31, 2004                                6

NOTES TO FINANCIAL STATEMENTS                                           7-12

SUPPLEMENTAL SCHEDULES

      Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets
      (Held at End of Year) as of December 31, 2004                     13-15

      Form 5500, Schedule H, Part IV, line 4j - Schedule of Reportable
      Transactions for the Year Ended December 31, 2004                  16

SIGNATURES                                                               17

EXHIBIT INDEX                                                            18

      Consent of Independent Registered Public Accounting Firm           19

Report of Independent Registered Public Accounting Firm

To the Total Compensation Committee and Participants of the Alliant Energy Corporation 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Alliant Energy Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004, and (2) reportable transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 16, 2005


                                                ALLIANT ENERGY CORPORATION

                                                   401(k) SAVINGS PLAN

                                   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                              December 31,
                                                                                       2004                   2003
                                                                               ---------------------   --------------------

    Investment income receivable                                                         $8,564,250             $6,819,703
    Contributions receivable                                                                374,368                424,518
                                                                               ---------------------   --------------------
        Total receivables                                                                 8,938,618              7,244,221
                                                                               ---------------------   --------------------

    Investments, other than participant promissory notes (Refer to Note 7)              445,595,364            385,431,715
    Participant promissory notes                                                          8,742,835              8,213,703
                                                                               ---------------------   --------------------
        Total investments                                                               454,338,199            393,645,418
                                                                               ---------------------   --------------------

Net assets available for plan benefits                                                 $463,276,817           $400,889,639
                                                                               =====================   ====================

The accompanying Notes to Financial Statements are an integral part of these statements.


                           ALLIANT ENERGY CORPORATION

                               401(k) SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       For the Year Ended December 31, 2004


 Net assets available for plan benefits - beginning of year              $400,889,639

 Contributions:
     Cash contributions from employees                                     26,470,660
     Employer contributions:
         Cash for purchase of Alliant Energy Corporation common stock       7,750,725
         Cash                                                                 692,957
     Rollovers from other qualified plans                                     537,947

 Investment activity:
     Net appreciation in fair value of investments (Refer to Note 7)       38,741,362
     Investment income                                                      9,343,320

 Distributions to participants                                            (21,149,793)
                                                                      ----------------
 Net assets available for plan benefits - end of year                    $463,276,817
                                                                      ================


 The accompanying Notes to Financial Statements are an integral part of this statement.

                          ALLIANT ENERGY CORPORATION
                              401(k) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     FOR THE YEAR ENDED DECEMBER 31, 2004

Note 1.    Description of the Plan

      The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the summary plan description, which has been made available to all eligible Plan participants (participants). The Plan is administered by the Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation), which reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

      Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may participate in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate immediately following 30 days of service. Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours.

      An Employee Stock Ownership Plan (ESOP) is in place within the Plan. Under these provisions, participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price. Also, the Company is eligible for the dividend deduction provisions of
Section 404(k) of the Code for Company common stock held in the ESOP.

      The Company provides matching contributions for each $1 contributed by participants up to a maximum of the first 6% of each respective participant's eligible compensation. Other than the exceptions noted below, Company match information and employee contribution limits for 2004 were as follows:

  Company match for each $1 contributed up to the maximum  $0.50
  Eligible employee annual contribution limit as a
    percentage of compensation                              50%
  Maximum annual contribution limit                       $13,000

      Company contributions for Alliant Energy Resources, Inc. (Resources) and Cedar Rapids and Iowa City Railway Company (CRANDIC) employees are calculated based on a percentage of base pay, without overtime or incentive pay, and there is a "basic" Company contribution equal to 4% and 2%, respectively, of base pay.

      Resources and CRANDIC employees may be eligible for a "discretionary" Company contribution of $0.50 for every $1 contributed up to a maximum of the first 6% of pay in addition to the "basic" Company contribution. The "discretionary" contribution for both Resources and CRANDIC employees is based on goals established by Resources and is typically determined and paid during the first quarter of the following year. The "discretionary" Company contributions for 2004 and 2003 were $374,368 and $424,518, respectively.

      An "additional" Company contribution is allocated to the accounts of active participants, except for Resources and CRANDIC employees, as of the last day of the Plan year, who contributed at least 6% of compensation during the Plan year and did not receive a Company matching contribution equal to 3% of compensation. The amount of the "additional" Company contribution is the difference between 3% of compensation during the Plan year and the amount of Company matching contributions previously received during the Plan year.

      Participants who were at least age 50 by Dec. 31, 2004 were eligible to make catch-up contributions of up to $3,000 in 2004. These catch-up contributions were not eligible for any Company match.

      All Company contributions are invested in the Alliant Energy Corporation Common Stock Fund, except for Company "basic" contributions for Resources and CRANDIC employees which are invested at each participant's discretion.

      Participants are immediately vested in their respective employee and employer contributions.

      Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by American Express Trust Company (the Trustee), a division of American Express Financial Advisors Inc.

      Participants may subsequently redesignate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan. As previously described, Company matching contributions invested in the Alliant Energy Corporation Company Stock Fund may not be transferred to any other investment fund, except for "basic" contributions made for CRANDIC and Resources employees. However, Company matching contributions may be transferred by certain participants during the 30-day period immediately prior to retirement and participants age 55 with 10 years of service are eligible to diversify up to 100% of their ESOP account to one or more of the investment options.

      The Plan has provisions under which participants who are active employees may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans ranged from 5.0% to 10.5% at both Dec. 31, 2004 and 2003. Principal and interest are repaid bi-weekly through employee payroll deductions.

Note 2.    Summary of Significant Accounting Policies

(a) Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Valuation of Investments and Income Recognition - All Guaranteed Investment Contracts (GIC's) held by the Plan are fully benefit responsive and are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate (less funds used to pay plan benefits). The carrying value of all GIC investments was $35,339,962 and $38,189,962 at Dec. 31, 2004 and 2003, respectively. The approximate fair value of these investments was $43,639,028 and $46,026,501 at Dec. 31, 2004 and 2003, respectively, based on the discounted cash flows valuation method. Under the terms of the GIC's, the weighted average crediting interest rate was 5.00% and 4.08% on Dec. 31, 2004 and 2003, respectively, and is reset quarterly for all contracts. The GIC's earned an average rate of 4.80% in 2004. Participant loans are carried at unpaid principal balances due. All other Plan investments are carried at fair value as determined by quoted market prices, except for the American Express Trust Income Fund I. The American Express Trust Income Fund I is a common collective trust fund, which includes investments in fully benefit responsive GIC's and is reported at contract value, which approximates fair value. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

(c) Net Appreciation in Fair Value of Investments - Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for plan benefits as "Net appreciation in fair value of investments."

(d) Payment of Benefits - Benefit payments to participants are recorded when paid.

(e) Expenses - Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances. Most other Plan administrative expenses are absorbed by the Company. Expenses incurred in maintaining Self-Managed Brokerage Accounts are the responsibility of the respective Plan participants.

(f) Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(g) Risk and Uncertainties - The Plan invests in various investments, including common investment funds, mutual funds, common stock of the Company and investment contracts. The Plan also offers a Self-Managed Brokerage Account option which allows participants to invest in a wide range of mutual funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 3.    Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated Aug. 25, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Code. It is the intention of the Company to adopt any amendments necessary to maintain the qualified status of the Plan.

Note 4.    Plan Termination Provisions

      Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in their account. The Company has no intention to terminate the Plan.

Note 5.    Withdrawals and Distributions

      Withdrawals from participants' account balances are allowed when participants who are actively employed reach age 70-1/2 (or age 59-1/2 for certain participants). Withdrawals are also allowed due to special "hardship" circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant's account balance is less than $5,000. If the participant's account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum or substantially equal annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at Dec. 31, 2004 and 2003 were $25,656 and $0, respectively. Distributions payable are not recorded in the accompanying financial statements, however, they are recorded in the Plan's Form 5500 (refer to Note 10).

Note 6.    Derivative Financial Instruments

      The Plan did not invest in any material derivative financial instruments during 2004 and 2003.

Note 7.    Other Investment Information

      Investments held which were greater than 5% of the Plan's net assets available for plan benefits as of Dec. 31 were as follows:

                                                                                          2004                   2003
                                                                                   --------------          --------------
   Alliant Energy Corporation Common Stock*                                         $108,063,758             $89,235,309
       (non-participant directed: $63,508,962 (2,220,593 shares) and
         $48,442,726 (1,945,491 shares), respectively)
       (participant directed: $44,554,796 (1,557,860 shares) and $40,792,583
         (1,638,256 shares), respectively)
   American Express Trust Equity Index Fund III*, 2,340,750 and
       2,449,624 shares, respectively                                                 76,942,777              72,695,049
   American Funds Growth Fund of America, 2,572,065 and 2,509,599
       shares, respectively                                                           70,423,142              61,585,565
   American Express Trust Long-Term Horizon (65:35) Fund*, 2,660,902
       and 2,729,903 shares, respectively                                             33,931,822              31,904,378
   Dodge & Cox Stock Fund, 196,080 and 127,389 shares, respectively                   25,533,595              14,494,303
   Brown Capital Management Small Company Fund, 822,599 and 895,853
       shares, respectively                                                           24,513,456              26,633,723
   PIMCO Total Return Fund, 1,941,165 and 1,887,924 shares, respectively              20,712,227              20,219,670
     *  Represents party known to be a party-in-interest to the Plan.

      During 2004, the Plan's investments, including gains and losses on investments acquired and disposed of, as well as held during the year, appreciated (depreciated) in value as follows:

  Alliant Energy Corporation Common Stock                     $13,866,178
  American Express Trust Equity Index Fund III                  7,563,061
  American Funds Growth Fund of America                         7,216,827
  American Express Trust Long-Term Horizon (65:35) Fund         2,835,135
  Dodge & Cox Stock Fund                                        2,698,166
  American Funds EuroPacific Growth Fund                        2,599,976
  Dreyfus Premier Emerging Markets Fund                           653,655
  State Street Global Advisors S&P Midcap Index Fund              528,085
  Evergreen Small Cap Value Fund                                  365,571
  American Express Trust Income Fund I                            262,515
  Vanguard Mid-Cap Index Fund                                     150,758
  American Express Trust Long-Term Horizon (80:20) Fund           115,326
  American Express Trust Short-Term Horizon (25:75) Fund           40,824
  American Express Trust Bond Index Fund II                        12,814
  Self-Managed Brokerage Accounts                                  11,582
  Brown Capital Management Small Company Fund                     (89,258)
  PIMCO Total Return Fund                                         (89,853)
                                                              ------------
    Net appreciation in fair value of investments             $38,741,362
                                                              ============

Note 8.    Non-Participant Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments was as follows:
                                                        As of Dec. 31,
  Net assets:                                        2004           2003
                                                -------------  -------------
    Alliant Energy Corporation Common Stock*     $63,508,962    $48,442,726
    American Express Trust Money Market Fund I*      993,002        605,615
    Contributions receivable                         374,368        424,518
    Investment income receivable                         697            441
                                                -------------  -------------
                                                 $64,877,029    $49,473,300
                                                =============  =============

                                                         For the Year Ended
  Changes in net assets:                                    Dec. 31, 2004
                                                         ------------------
    Employer contributions                                   $7,750,725

    Investment activity:
     Net appreciation in fair value of investments            7,936,617
     Investment income                                        2,133,932

    Transfers to participant directed investments              (482,303)
    Distributions to participants                            (1,935,242)
                                                            ------------
                                                            $15,403,729
                                                            ============
   *  Represents party known to be a party-in-interest to the Plan.

Note 9.    Related Party Transactions

      Certain Plan investments are shares of mutual funds and common trust funds managed by an affiliate of the Trustee and shares of common stock of the Company. As of Dec. 31, 2004 and 2003, the Plan held 3,778,453 and 3,583,747 shares of Alliant Energy Corporation common stock with a cost basis of $92,640,650 and $87,615,743, respectively. During the years ended Dec. 31, 2004 and 2003, the Plan recorded dividend income of $3,705,802 and $3,344,162, respectively, from investments in common stock of the Company. These transactions qualify as party-in-interest.

Note 10.  Reconciliation to Form 5500

      Distributions payable to participants are not included in the accompanying financial statements, however, they are recorded in the Plan's Form 5500. The following table reconciles net assets available for plan benefits per the financial statements to the Plan's Form 5500 as filed by the Company for the year ended Dec. 31:

                                                     2004            2003
                                                --------------   ------------
  Net assets available for plan
    benefits per financial statements            $463,276,817    $400,889,639
  Adjustments:
     Benefits requested not yet paid                  (25,656)             --
                                                --------------   ------------
  Amounts reported per Form 5500                 $463,251,161    $400,889,639
                                                ==============   ============

      The following table reconciles certain changes in net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended Dec. 31, 2004:

                                                   Distributions to
                                                     Participants
                                                   ----------------
  Amounts reported per financial statements          ($21,149,793)

  Adjustments:
     Changes in benefits requested not yet paid           (25,656)

                                                   -----------------
  Amounts reported per Form 5500                     ($21,175,449)
                                                   =================

Note 11.  Subsequent Event

      On Aug. 1, 2005, it is expected that the Trustee will change its name to Ameriprise Trust Company, and American Express Financial Advisors Inc. will begin operating as Ameriprise Financial Services, Inc.


                                                       ALLIANT ENERGY CORPORATION

                                                           401(k) SAVINGS PLAN

                           FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                         AS OF DECEMBER 31, 2004

Identity of issue, borrower,         Description of investment including maturity date,                                 Current
  lessor, or similar party           rate of interest, collateral, par or maturity value                   Cost          Value
---------------------------------- ------------------------------------------------------------------  ------------- --------------
Registered Investment Companies    Evergreen Small Cap Value Fund, 216,771 shares                        $4,520,031   $5,074,605
                                   American Funds Growth Fund of America, 2,572,065 shares               50,263,175   70,423,142
                                   PIMCO Total Return Fund, 1,941,165 shares                             20,952,129   20,712,227
                                   Dodge & Cox Stock Fund, 196,080 shares                                20,500,585   25,533,595
                                   Brown Capital Management Small Company Fund, 822,599 shares           19,402,020   24,513,456
                                   Dreyfus Premier Emerging Markets Fund, 354,871 shares                  6,277,245    6,959,020
                                   American Funds EuroPacific Growth Fund, 526,727 shares                16,035,870   18,572,401

Common/Collective Trusts           American Express Trust Money Market Fund I*, 3,547,995 shares          3,547,995    3,547,995
                                   American Express Trust Short-Term Horizon (25:75) Fund*, 42,155
                                      shares                                                                810,431      852,918
                                   American Express Trust Long-Term Horizon (65:35) Fund*, 2,660,902
                                      shares                                                             26,570,252   33,931,822
                                   American Express Trust Long-Term Horizon (80:20) Fund*, 54,546
                                      shares                                                              1,302,834    1,419,236
                                   American Express Trust Equity Index Fund III*, 2,340,750 shares       68,063,447   76,942,777
                                   American Express Trust Income Fund I*, 137,429 shares                  8,297,933    9,081,602
                                   American Express Trust Investment Grade Bond Fund*, 273,592 shares     4,070,987    4,447,234
                                   American Express Trust Bond Index Fund II*, 33,412 shares                465,077      475,489
                                   State Street Global Advisors S&P Midcap Index Fund, 176,674 shares     4,794,443    5,337,675

Corporate Stocks:  Common          Alliant Energy Corporation common stock*, 3,778,453 shares            92,640,650  108,063,758

Corporate Bonds                    AMCAR 2002-C AR, 3.55%, 2/12/08, par value $100,000                       99,982      100,347
                                   AMCAR 2003-CF A3, 2.75%, 10/9/07, par value $175,000                     177,728      174,558
                                   AMCAR 2004-AF A3, 2.18%, 7/7/08, par value $200,000                      199,988      198,313
                                   AMCAR 2004-CA A3, 3.00%, 3/6/09, par value $150,000                      149,985      148,687
                                   AMSI 2004-R7 A2, 2.55%, 8/25/34, par value $89,078                        89,078       89,085
                                   BOAA 2003-1-A1, 5.00%, 2/25/33, par value $151,156                       152,171      152,598
                                   BOAMS 2004-E 2A6, 4.13%, 6/25/34, par value $150,000                     148,781      147,842
                                   CWL 2004-5 4A1, 2.53%, 8/25/23, par value $112,411                       112,411      112,415
                                   COAFT 2002-B A4A, 3.32%, 4/15/09, par value $100,000                     101,969      100,089
                                   COAFT 2003-A A3A, 1.83%, 10/15/07, par value $130,578                    130,124      129,886
                                   COAFT 2004-A A3, 3.07%, 7/15/08, par value $100,000                       99,999       99,446
                                   Centex Home Eq 2004-A AF3, 3.26%, 4/25/28, par value $150,000            149,996      147,695
                                   CFAB 2004-2 2A1, 2.55%, 1/25/25, par value $99,731                        99,731       99,716
                                   CSFB 2004-C1 A2, 3.52%, 1/15/37, par value $100,000                      100,500       98,467
                                   FSPC T-17 A4 ABS HEL, 6.93%, 1/25/26, par value $66,469                   66,467       66,484
                                   GMACC 2002-C2 A1, 4.32%, 10/15/38, par value $151,862                    154,567      153,470
                                   GSMS 2004-GG2 A2, 4.29%, 8/1/38, par value $150,000                      150,747      151,636
                                   HART 2003-A A3, 2.33%, 11/15/07, par value $150,000                      149,998      148,727
                                   LBUBS 2004-C4 A2, 4.57%, 5/15/34, par value $150,000                     153,697      152,853
                                   LB-UBS 2002-A2, 4.90%, 6/15/26, par value $200,000                       200,995      206,021
                                   LBUBS 2004-C6 A2, 4.19%, 8/15/29, par value $200,000                     200,995      200,076
                                   LBUBS 2003-C7 A2, 4.06%, 9/15/27, par value $185,000                     186,356      185,080
                                   LBUBS 2003-C8 A2, 4.21%, 11/15/27, par value $150,000                    150,744      151,101
                                   LBUBS 2004-C2 A2, 3.25%, 3/15/29, par value $150,000                     144,686      145,460
                                   LBMLT 2004-3 A2, 2.54%, 7/25/34, par value $107,419                      107,419      107,421
                                   MARM 2004-3 3A2, 4.50%, 4/25/34, par value $129,431                      132,019      129,165
                                   MSCI 2004-IQ8-A2, 3.96%, 6/15/40, par value $250,000                     252,676      250,211
                                   MSM 2004-2AR 3A, 5.05%, 2/25/34, par value $161,695                      165,585      163,129
                                   MSM 2004-10AR 1A, 4.82%, 11/25/34, par value $141,712                    144,280      143,815
                                   RALI SER 2003-QS4 ABS, 5.50%, 9/25/33, par value $179,562                184,598      181,173
                                   RASC 2004-KS8 A13, 3.84%, 9/25/34, par value $125,000                    124,980      124,395
                                   RASC SER 2002-KS1, 5.864%, 11/25/29, par value $192,758                  205,468      193,762
                                   SASCO CMO 2004-12H, 5.56%, 4/25/34, par value $110,288                   112,774      112,291
                                   VWALT 2004-A-A3, 2.84%, 7/20/07, par value $150,000                      149,997      149,133
                                   WESTO 2002-1 A4A, 4.87%, 9/20/09, par value $150,000                     156,633      152,032
                                   WESTO 2002-2 A4, 4.50%, 2/20/10, par value $150,000                      155,865      151,927
                                   WESTO 2003-4 A3, 2.39%, 1/22/08, par value $150,000                      149,994      149,320
                                   WBCMT 2003-C8 A2, 3.89%, 11/15/35, par value $150,000                    150,745      149,525

                                       13

                                                       ALLIANT ENERGY CORPORATION

                                                           401(k) SAVINGS PLAN

                           FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                   AS OF DECEMBER 31, 2004 (Continued)

    Identity of issue, borrower,          Description of investment including maturity date,                            Current
      lessor, or similar party            rate of interest, collateral, par or maturity value              Cost          Value
---------------------------------- ------------------------------------------------------------------  ------------- --------------
Government and Agency Obligations  FHLMC Gold #E91326, 6.50%, 9/1/17, par value $91,927                      97,385       97,345
                                   FHLMC Gold #E96180, 4.50%, 5/1/13, par value $138,779                    143,984      139,699
                                   FHLMC Gold #E96579, 4.50%, 6/1/13, par value $161,377                    167,353      162,437
                                   FHLMC Gold #E97247, 5.00%, 6/1/18, par value $121,903                    124,494      123,978
                                   FHLMC MTN, 3.525%, 12/20/07, par value $370,000                          370,000      370,226
                                   FHLMC, 2.85%, 2/23/07, par value $300,000                                296,670      296,697
                                   FHLMC Gold #C66932, 6.00%, 5/1/32, par value $77,995                      78,166       80,681
                                   FHLMC Gold #B10258, 5.00%,  10/1/18, par value $290,539                  295,715      295,287
                                   FHLMC Gold #B10776, 5.00%, 11/1/13, par value $123,046                   126,314      125,852
                                   FHLB, 3.00%, 5/15/06, par value $290,000                                 291,134      289,586
                                   FHLB, 2.50%, 3/13/06, par value $300,000                                 300,102      298,038
                                   Fed Home Loan Bank, 2.88%, 5/22/06, par value $475,000                   474,069      473,482
                                   Fed Home Loan Bank, 3.25%, 12/17/07, par value $170,000                  169,466      168,657
                                   Federal Farm Credit Bank, 2.38%, 10/2/06, par value $150,000             150,473      147,912
                                   Federal Farm Credit Bank, 2.13%, 7/17/06, par value $250,000             249,522      246,092
                                   FHLMC 2393-A CMO, 5.50%, 4/15/30, par value $22,549                       22,973       22,657
                                   FHLMC, 5.50%, 7/15/06, par value $150,000                                157,088      155,228
                                   FHLMC Reference Notes, 4.25%, 7/15/09, par value $475,000                487,774      483,391
                                   FHLMC ARM #781884, 5.20%, 8/1/34, par value $98,650                       99,960       99,521
                                   FHLMC (Non Gold) Arm #782436, 5.01%, 10/1/34, par value $147,481         150,799      149,671
                                   FNMA, 3.88%, 11/17/08, par value $350,000                                349,202      349,496
                                   FNMA Benchmark, 2.25%, 2/28/06, par value $145,000                       143,912      143,676
                                   FNMA, 3.00%, 3/2/07, par value $220,000                                  219,593      218,627
                                   FNMA Benchmark, 3.13%, 12/15/07, par value $65,000                        64,994       64,360
                                   FNMA 15yr #252260, 6.00%, 3/1/10, par value $512,781                     510,297      538,474
                                   FNMA #254187, 5.00%, 12/1/08, par value $318,937                         317,193      324,467
                                   FNMA #254291, 7.00%, 4/1/17, par value $120,175                          128,174      127,409
                                   FNMA #254757, 5.00%, 3/31/13, par value $133,650                         139,664      136,610
                                   FNMA #535170, 5.50%, 9/1/14, par value $140,518                          144,997      145,622
                                   FNMA #545701, 7.00%, 7/1/12, par value $158,408                          169,298      165,721
                                   FNMA #545864, 5.50%, 8/1/17, par value $220,934                          224,196      229,222
                                   FNMA #555655, 4.45%, 7/1/33, par value $254,080                          257,057      255,193
                                   FNMA #555740, 4.50%, 9/1/18, par value $258,383                          253,135      258,303
                                   FNMA #640996, 7.50%, 5/1/32, par value $79,659                            85,235       85,286
                                   FNMA #648349, 6.00%, 6/1/17, par value $93,746                            98,053       98,705
                                   FNMA 2002-W3 A3, 6.00%, 7/25/24, par value $164,624                      165,068      165,746
                                   FNMA 2002-W5 A6, 6.00%, 8/25/32, par value $166,553                      167,724      167,023
                                   FNMA 2002-W4 A3, 5.30%, 4/25/42, par value $323,694                      324,503      326,098
                                   FNMA 2002-W9 A3, 5.00%, 8/25/42, par value $153,438                      154,313      154,150
                                   FNMA CMO 03-W2-2A6, 5.50%, 7/25/42, par value $68,709                     71,071       68,723
                                   FHLMC 2492-B, 5.50%, 5/15/13, par value $332,019                         346,597      338,746
                                   FNMA #200394, 5.50%, 7/25/23, par value $300,000                         313,172      308,311
                                   FHLMC 2617 HD, 7.00%, 6/15/16, par value $118,399                        128,611      127,380
                                   FNMA 2003-109 CX, 4.00%, 7/25/16, par value $150,000                     150,791      149,245
                                   FNMA 2003-106 B, 4.50%, 10/25/19, par value $191,463                     195,352      192,466
                                   FNMA 2003-W16 AF3, 2.91%, 1/25/29, par value $150,000                    149,997      149,766
                                   FNMA 2003-133 GB, 8.00%, 12/25/26, par value $73,127                      80,131       78,563
                                   FHLMC_2641, 6.50%, 1/15/18, par value $120,327                           128,402      127,975
                                   FNMA 2004-21 AC, 4.00%, 5/25/16, par value $200,000                      204,687      200,625
                                   FNMA 2004-W3 A2, 3.75%, 5/25/34, par value $125,000                      127,344      123,640
                                   FNMA 2004-W3 A14, 3.50%, 5/25/34, par value $85,343                       85,610       85,063
                                   FNMA 2004-W3 A15, 5.00%, 5/25/34, par value $100,000                     104,641      101,751
                                   FNMA 2004-W4 A2, 5.00%, 6/25/34, par value $150,000                      157,242      152,800
                                   FNMA 2004-W8, 7.50%, 6/25/44, par value $83,710                           89,315       89,956
                                   FNMA 2004-60 PA, 5.50%, 4/25/34, par value $146,796                      151,647      151,777
                                   FHLMC 2657 NT, 5.00%, 1/15/16, par value $150,000                        156,117      153,865
                                   FHLMC 2663 BA, 4.00%, 8/15/16, par value $82,544                          81,461       82,194
                                   FHLMC 2672 NT, 5.00%, 2/15/16, par value $200,000                        208,289      205,039
                                   FHLMC 2662 DB, 5.00%, 2/15/16, par value $150,000                        156,047      153,875
                                   FHLMC 2681 PJ, 5.00%, 10/15/15, par value $300,000                       313,734      308,212

                                       14

                                                       ALLIANT ENERGY CORPORATION

                                                           401(k) SAVINGS PLAN

                           FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                   AS OF DECEMBER 31, 2004 (Continued)

    Identity of issue, borrower,              Description of investment including maturity date,                        Current
      lessor, or similar party                rate of interest, collateral, par or maturity value             Cost       Value
---------------------------------- ------------------------------------------------------------------  ------------  --------------
                                   FHLMC 2688 DE, 4.50%, 2/15/20, par value $150,000                        151,359       151,216
                                   FHLMC 2716 UA, 4.50%, 7/15/20, par value $268,388                        267,717       270,502
                                   FHLMC 2750 DB, 4.50%, 5/15/15, par value $150,000                        153,586       152,593
                                   FHLMC 2822 ZN, 5.00%, 1/15/33, par value $41,574                          41,288        40,878
                                   FHLMC 2843-BA, 5.00%, 1/15/18, par value $140,442                        143,915       142,538
                                   FHLMC 2907-AG, 4.50%, 3/15/19, par value $125,000                        124,961       126,256
                                   FHLMC, 3.50%, 9/15/07, par value $725,000                                716,894       727,071
                                   FNMA #685433, 6.50%, 3/1/33, par value $187,532                          198,037       197,185
                                   FNMA #705304, 4.90%, 6/1/33, par value $174,887                          177,442       179,939
                                   FNMA ARM #722781, 4.27%, 9/1/33, par value $459,008                      453,987       458,374
                                   FNMA #725090, 4.80%, 11/1/33, par value $139,469                         138,729       139,638
                                   FNMA ARM #725737, 4.53%, 8/1/34, par value $98,575                        97,389        99,045
                                   FNMA #732002, 4.25%, 8/1/33, par value $105,295                          107,039       106,038
                                   FNMA #764082, 4.78%, 1/1/34, par value $127,987                          130,087       129,593
                                   FNMA ARM #768193, 4.58%, 3/1/34, par value $161,085                      164,703       162,216
                                   FNMA ARM #799769, 5.07%, 11/1/34, par value $149,983                     152,983       152,424
                                   FNMA ARM #801344, 5.10%, 10/1/34, par value $145,752                     148,394       148,102
                                   FNMA 2003-W18 1A5, 4.61%, 8/25/43, par value $100,000                    101,172       100,556
                                   FNMA 2004-W10 A23, 5.00%, 8/25/34, par value $125,000                    128,770       126,750
                                   VENDEE 2003-2 C, 5.00%, 7/15/20, par value $100,000                      103,406       101,040
                                   U.S. Treasury Note, 3.25%, 8/15/07, par value $265,000                   274,813       265,393
                                   U.S. Treasury Note, 1.88%, 1/31/06, par value $1,525,000               1,516,717     1,510,346
                                   U.S. Treasury Note, 2.25%, 2/15/07, par value $1,065,000               1,073,830     1,046,945
                                   U.S. Treasury Note, 2.75%, 8/15/07, par value $800,000                   792,167       791,218
                                   U.S. Treasury Note, 4.25%, 8/15/04, par value $475,000                   477,448       476,058
                                   U.S. Treasury Note, 2.88%, 11/30/06, par value $600,000                  598,969       598,125
                                   U.S. Treasury Note, 3.63%, 12/15/09, par value $1,785,000              1,782,404     1,776,353

Investment Contracts               Monumental Life Insurance Company, 4.09%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                          -       (41,973)
                                   Bank of America NA, 5.45%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                          -       (87,448)
                                   Rabobank International, 4.80%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                          -        35,617
                                   IXIS Capital Markets, 3.31%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                          -        25,405
                                   JP Morgan Chase & Co., 3.94%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                          -       (14,458)
                                   UBS Warburg, 3.61%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                          -        (5,096)
                                   State Street Bank and Trust Company, 3.23%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                          -        27,852
                                   AIG Financial Products Corp., 3.32%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                          -       (81,860)
                                   United of Omaha, 2.48%, 5/20/05                                        2,004,213     2,004,213
                                   John Hancock Life Insurance Company, 7.69%, 3/31/05                    2,115,241     2,115,241
                                   New York Life Insurance Company, 7.41%, 8/15/05                        2,056,032     2,056,032
                                   Hartford, 5.21%, 11/15/06                                              2,012,842     2,012,842
                                   Protective Life Insurance Company, 6.12%, 6/15/06                      2,066,167     2,066,167

Participant-Directed Brokerage
  Accounts                         Self-Managed Brokerage Accounts                                          115,152       126,092

Participant Promissory Notes       Maximum allowable loan -- $50,000
                                   Various interest rates -- 5.0% to 10.5%
                                   Primarily maturing within 5 years                                              -     8,742,835
                                                                                                       ------------  ---------------
                                                                                                       $386,237,992  $462,094,753(1)
                                                                                                       ============  ===============

(1) The difference between the total current value on this Schedule H, Part IV, Line 4i and the total investments on the Statement of Net Assets Available for Plan Benefits as of Dec. 31, 2004 is equal to accrued interest on the Guaranteed Investment
    Contracts.

      *   Represents party known to be a party-in-interest to the Alliant Energy Corporation 401(k) Savings Plan.


                                           ALLIANT ENERGY CORPORATION

                                               401(k) SAVINGS PLAN

                                         FORM 5500, SCHEDULE H, PART IV

                                 LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                      FOR THE YEAR ENDED DECEMBER 31, 2004


                        Identity                   Total          Total         Total          Net            Adjusted      Net
                  of Party Involved and          Number of       Value of       Number       Selling          Cost of      Gain
                  Description of Assets          Purchases    Purchases (1)    of Sales     Price (1)       Assets Sold   (Loss)

-----------------------------------------------------------------------------------------------------------------------------------

Single Transaction Exceeds 5% of Value:

None.

-----------------------------------------------------------------------------------------------------------------------------------

Series of Transactions With Same Broker Exceeds
  5% of Value:

None.

-----------------------------------------------------------------------------------------------------------------------------------

Series of Transactions In Same Security Exceeds
  5% of Value:

American Express Trust Money Market Fund I           384      $47,425,374         455     $48,010,220       $48,010,220     $ -

-----------------------------------------------------------------------------------------------------------------------------------

Single Transaction With One Broker Exceeds 5% of
  Value:

None.

-----------------------------------------------------------------------------------------------------------------------------------

      (1) The purchase/selling price was equal to the fair value on the date of purchase/sale.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29th day of June 2005.


                               ALLIANT ENERGY CORPORATION
                               401(k) SAVINGS PLAN


                               /s/  Jonathan C. Day
                               --------------------
                                    Jonathan C. Day


                               The foregoing person is the Director - Total
                               Compensation of Alliant Energy Corporation and the Chairperson of the Alliant Energy Corporation Total Compensation Committee.

                  EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K


                          ALLIANT ENERGY CORPORATION
                              401(k) SAVINGS PLAN

                     FOR THE YEAR ENDED DECEMBER 31, 2004




                                                      Page Number in
                                                       Sequentially
                                                         Numbered
Exhibit No.                   Exhibit                    Form 11-K
-----------                   -------                 --------------
   23           Consent of Independent Registered           19
                Public Accounting Firm